EXHIBIT 99.1

mCloud Adds Global Sustainability and Saudi Vision 2030 Leader Dina Alnahdy to Board of Directors

Acclaimed Saudi entrepreneur, CEO, sustainability, and circular economy expert strategically aligned to Company's major customers, policy influencers, and partners in service of decarbonization targets in the Kingdom of Saudi Arabia

Saudi business and circular economy leader Dina Alnahdy joins the board of mCloud Technologies Corp. (CNW Group/mCloud Technologies Corp.)

SAN FRANCISCO, Nov. 14, 2022 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a provider of cloud technology solutions optimizing the performance, reliability, and sustainability of energy-intensive assets today is pleased to announce the appointment of Dina Alnahdy to mCloud's Board of Directors, effective today.

Alnahdy is a sought-after Saudi executive, leader, and board member passionate about innovation, the environment, and sustainable business. She is globally renowned for her expertise and viewpoints on the circular economy and holds numerous leadership roles in the Kingdom of Saudi Arabia and abroad. She plays a key role in helping realize the national ambitions of Saudi Vision 2030, in close alignment with mCloud's recently announced partnership with Google Cloud and the Company's ongoing relationship with Aramco to achieve decarbonization goals in the Kingdom.

Currently, Alnahdy is Founding Board Member and CEO of ENTEC Environmental Technology, a national consulting and environmental service company based in Jeddah. Alnahdy serves as a Board Member at the Jeddah Chamber of Commerce and Industry with appointments to the Chamber's Executive Committee and Industrial Sectorial Council. She is also Chairwoman of the Circular Economy Company, enabling businesses worldwide to adopt innovative practices that "turn excess into assets."

Her storied career includes a term as Board Member to the International Technical Female College in Jeddah and she has lent her expertise to the G20 by way of roles as the Co-Chair of the Action Council on Sustainability and Global Emergencies for the B20 Summit in Italy and serving on the Energy, Sustainability, and Climate Task Force for the Saudi Secretariat to the G20. She has also served as a LEED Consultant to the US Green Building Council.

She is a graduate of the executive program on Circular Economy and Sustainability Strategies from the University of Cambridge, and executive programs in Negotiation Dynamics and Women's Leadership from INSEAD along with an honorary doctorate from the United Nations in Environmental Sustainability.

Alnahdy also holds a Guinness World Record for the world's largest handprint painting – a 10,000 square-meter map of Saudi Arabia made with 1.2 million green handprints, printed on environmentally-friendly canvas, and presented to the late King Abdullah on Saudi National Day in 2013.

mCloud President and CEO Russ McMeekin commented on the addition of Alnahdy to mCloud's Board of Directors:

"It's a privilege to have Dina Alnahdy join mCloud's Board of Directors as we leverage the official license we received from the Ministry of Investment of Saudi Arabia in October 2021. Her insights will be invaluable as we continue to work with customers such as Aramco and key policy makers in Saudi Arabia to achieve their decarbonization goals. She will also provide indispensable guidance and support as we deliver our sustainability solutions throughout the Kingdom of Saudi Arabia, the Middle East, and around the world."

Alnahdy also remarked on joining mCloud's Board of Directors:

"I look forward to working closely with Russ, the mCloud leadership team, and the Company's Board of Directors. mCloud is very well-positioned to grow its presence and footprint in the Middle East. The Company is set to accelerate and greatly expand the delivery of mCloud's AssetCare™ cloud applications across the MENA region. mCloud is uniquely powerful in combining AI on Google Cloud and Google Earth Engine to power sustainability applications that are tackling decarbonization challenges throughout Saudi Arabia and abroad. mCloud is setting the industry standard for all."

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy-intensive assets with cloud-based solutions that curb energy waste, maximize energy production, eliminate harmful emissions, and get the most out of critical energy infrastructure. Through mCloud's portfolio of AssetCare™ solutions, mCloud enables asset owners and operators in energy- and asset-intensive industries such as oil and gas, wind, and commercial facilities to use cloud-based digital twins, AI, and analytics to optimize asset performance, reliability, and sustainability. mCloud has a worldwide presence with offices in North America, Europe, the Middle East, and Asia-Pacific.  mCloud's common shares trade in the United States on Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. Visit mcloudcorp.com to learn more.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

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%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 14-NOV-22